

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2012

<u>Via E-mail</u>
Mr. David Baazov
President and Chief Executive Officer
Amaya Gaming Group Inc.
7600 TransCanada Hwy
Pointe-Claire, Quebec, Canada
H9R 1C8

      Re: Amaya Gaming Group Inc.
             Schedule TO
             Filed on February 21, 2012
             File No. 005-34516

Dear Mr. Baazov:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please advise why you have filed this document using the Edgar header tag "SC TO-I."

2.   Your electronic signature is not that of Amaya Gaming Group Inc. Please amend your Schedule TO to include that entity's signature.

3.   Please advise how you determined that you are not making an offer for Exchangeable Shares.

4.   We note the disclaimers by the financial advisors appearing on the facing page of the offer document. Please tell us whether these advisors delivered fairness opinions to either party with respect to the consideration. If so, please tell us whether those fairness opinions were delivered to security holders in any concurrent offers in other jurisdictions.

5.   You state on page iv that Canaccord Genuity may engage in purchases of CryptoLogic shares. Please provide your analysis under Rule 14e-5, given that Rule 14e-5(b)(12) does not appear to be applicable to financial advisors.

Can the Offer be extended and under what circumstances?, page 4

6.   Please revise this disclosure to indicate that you will extend the offer to a date certain. Your statement that you may "extend the Initial Acceptance Period until such time as the Offer becomes unconditional" might imply otherwise.

7.   You appear to be contemplating early termination of the initial offering period pursuant to Rule 14d-1(d)(2)(ix) of Regulation 14D. Please revise your disclosure to reflect that you may not take advantage of that rule upon the waiver of an offer condition, and that the offer (including withdrawal rights) must be extended in those circumstances.

Acquisition of CryptoLogic Shares not Acquired as a Result of the Offer…, page 29

8.   Please disclose whether there are means under applicable law to squeeze out minority shareholders in the event that you obtain more than 50 percent of the CryptoLogic shares, but less than 90 percent. Please disclose the impact of being a majority shareholder of this corporation from a corporate governance perspective.

Settlement, page 49

9.   Please provide your analysis as to how return of tendered securities within 14 days following a lapse is consistent with Rule 14e-1(c). Similar concerns appear in sub-paragraph 6(m) on page 82, regarding securities being returned "as soon as practicable."

Conditions to the Offer, page 57

10.   Please confirm your understanding that you may not assert a condition if the circumstance giving rise to the condition is an action or omission by you.

Acceptance period and conditions, page 65

11.   Please tell us, with a view towards revised disclosure, the significance of the arrangements regarding "Day 46" appearing in sub-paragraph 1(a).

12.   Please disclose the consequences under U.S. federal securities laws if 14 calendar days is less than 10 business days. Similar considerations apply to the disclosure in sub-paragraphs 3(a) and (b) and sub-paragraph 4(e)(i).

13.   Please cite the authority pursuant to which you would not specify an end date for the subsequent offering period, as set forth in sub-paragraph 1(c).

Rights of withdrawal, page 69

14.   The provisions of sub-paragraph 3(c)(iii) are not presented in terms that are understandable to the average investor. Please revise this sub-paragraph extensively to make clear the circumstances under which an investor will have a period of ten calendar days to withdraw an acceptance. Please also explicitly set forth the circumstances under which an extension of ten business days would be required under U.S. federal securities laws, and address the scenario of a reduction or waiver of the minimum condition in appropriate detail.

15.   Please disclose the date certain after which securities may be withdrawn pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934. See Item 1004(a)(1)(vi) of Regulation M A.

Revised Offer, page 72

16.   We note the provisions of sub-paragraph 4(a). Please provide your analysis as to the authority of the bidder under U.S. federal securities laws to accept a revised offer and make any corresponding elections as to alternative forms of consideration.

Overseas shareholders, page 75

17.   You state that the offer is not being made to, nor will tenders be accepted from, holders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-10(a)(1). Refer to Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008) for guidance.

General, page 79

18.   Sub-paragraph 6(a) appears to be stating that the offer will lapse unless all conditions have been fulfilled, waived or satisfied by the later of Day 60 or the date which is 21 calendar days after the offer becomes unconditional. Please advise how conditions could be fulfilled, waived or satisfied 21 calendar days after the offer becomes unconditional and clarify your disclosure on this point. Similar language appears elsewhere in your document.

19.   Sub-paragraph 6(c) appears to be stating that you may both reduce the offer price in the amount of any distribution, and also retain the distribution. Please advise, or clarify your disclosure.

20.   Please provide your analysis as to how the disclosure in sub-paragraph 6(n) is consistent with Rule 14e-1(c).

21.   The choice of forum and choice of law provisions in this section appear to be inconsistent with the anti-waiver provisions of the U.S. federal securities laws. Please revise.

Part 6 – Additional Information, page 98

22.   Please make the statements set forth in Item 1003(c)(3)-(4) of Regulation M-A for Amaya. See Item 1003(b) of Regulation M-A.

Financing arrangements, page 107

23.   Please disclose any alternative financing arrangements, or the absence thereof. See Item 1007(b) of Regulation M-A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
Christopher W. Morgan, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP